SOLARFUN ISSUES ADJUSTED UNAUDITED
FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2009

SHANGHAI, China, August 18, 2009 – Solarfun Power Holdings Co., Ltd. (the “Company”) (NASDAQ: SOLF), a vertically-integrated manufacturer of silicon ingots, wafers and photovoltaic (PV) cells and modules in China, today issued adjusted unaudited financial statements for the quarter ended March 31, 2009 as a result of further review performed by the Company’s management. These statements reflect certain adjustments of the Company’s earnings results for that period previously released on May 19, 2009. These adjustments primarily include:

(1)
Share compensation expenses were adjusted to reflect the accelerated vesting schedules  of certain existing grants, relating to executive termination, which grants were treated as re-grants as of March 31, 2009. As a result, the Company’s general and administrative expenses were adjusted lower by RMB 4.2 million (US$0.6 million) in the first quarter of 2009.

(2)	Deferred tax assets and deferred tax liabilities were adjusted, resulting in a reduction of the Company’s income tax expenses by RMB 18.4 million (US$2.7 million) in the first quarter of 2009.

(3)
Adjustments to convertible bond valuation resulted in a decrease in the fair value of the Company’s convertible bonds by RMB 268.0 million (US$39.2 million) as of March 31, 2009. Such adjustments increased retained earnings by RMB 256.3 million (US$37.5 million) as of March 31, 2009, decreased the fair value of the conversion feature of the Company’s convertible bonds by RMB 13.6 million (US$2.0 million) and increased the Company’s interest expenses by RMB 1.9 million (US$0.3 million) in the first quarter of 2009.

As a result of these adjustments, the Company’s total operating loss in the first quarter of 2009 was RMB 15.3 million (US$2.2 million), as compared to the previously reported RMB 19.5 million (US$2.9 million). Net income attributable to the Company’s shareholders was adjusted to RMB 27.4 million (US$4.0 million), or RMB 0.51 (US$0.07) per basic ADS, as compared to the previously reported net loss attributable to the Company’s shareholders of RMB 7.0 million (US$1.0 million), or a loss of RMB 0.13 (US$0.02) per basic ADS.

The Company’s business outlook for 2009 has been discussed in its 2009 second quarter earnings release.

The following tables set forth the Company’s unaudited consolidated financial information for the three months ended March 31, 2008 and 2009, and as of March 31, 2009, both as previously reported as well as on an as-adjusted basis:

	For the three months ended March 31,
	2008		2009		2009		2009
	Unaudited		Unaudited		Unaudited Adjusted		Unaudited Adjusted
	(RMB’000)		(RMB’000)		(RMB’000)		(US$’000)
Net revenues:
Photovoltaic modules		1,151,507		678,136		678,136		99,246
Photovoltaic cells		29,734		6,043		6,043		884
Others		18,088		18		18		3

Total net revenues		1,199,329		684,197		684,197		100,133

Cost of revenues:
Photovoltaic modules		(966,214)		(521,338)		(521,338)		(76,298)
Photovoltaic cells		(27,918)		(7,284)		(7,284)		(1,066)
Others		(15,136)		(281)		(281)		(41)
Write down of inventories		-		(105,848)		(105,848)		(15,491)

Total cost of revenues		(1,009,268)		(634,751)		(634,751)		(92,896)

Gross profit		190,061		49,446		49,446		7,237

Operating expenses:
Selling expenses		(21,055)		(16,328)		(16,328)		(2,390)
General and administrative expenses		(22,520)		(44,449)		(40,233)		(5,888)
Research and development expenses		(4,784)		(8,185)		(8,185)		(1,198)

Total operating expenses		(48,359)		(68,962)		(64,746)		(9,476)

Operating profit (loss)		141,702		(19,516)		(15,300)		(2,239)

Interest expenses		(26,669)		(39,508)		(41,397)		(6,058)
Interest income		2,381		494		494		72
Exchange gains (losses)		19,430		(32,849)		(32,849)		(4,807)
Changes in fair value of derivative contracts		-		71,086		71,086		10,403
Changes in fair value of conversion feature of convertible bonds		-		14,820		28,458		4,165
Other income		2,011		3,533		3,533		517
Other expenses		(12,323)		(3,584)		(3,584)		(525)
Government grants		124		1,907		1,907		279

Income (loss) before income taxes		126,656		(3,617)		12,348		1,807

Income tax (expense) benefit		(18,730)		(3,445)		15,002		2,196

Consolidated net Income		107,926		(7,062)		27,350		4,003

Net loss (income) attributable to noncontrolling interests		(3,363)		85		85		12

Net income attributable to Solarfun Power Holdings Co., Ltd. shareholders		104,563		(6,977)		27,435		4,015

Net income attributable to Solarfun Power Holdings Co., Ltd. shareholders per share:
Basic	RMB	0.43	RMB	(0.03)	RMB	0.10	US$	0.015
Diluted	RMB	0.41	RMB	(0.03)	RMB	0.10	US$	0.013

Net income attributable to Solarfun Power Holdings Co., Ltd. shareholders per ADS:
Basic	RMB	2.17	RMB	(0.13)	RMB	0.51	US$	0.075
Diluted	RMB	1.93	RMB	(0.13)	RMB	0.51	US$	0.073

Number of shares used in computation of net income per share:
Basic		241,181,882		268,848,771		268,848,771		268,848,771
Diluted		271,563,142		268,848,771		268,848,771		268,848,771
Number of shares used in computation of net income per ADS:
Basic		48,236,364		53,769,754		53,769,754		53,769,754
Diluted		54,312,628		53,769,754		53,769,754		53,769,754

	As of December 31,	As of March 31,
	2008	2009	2009	2009
	Audited	Unaudited	Unaudited Adjusted	Unaudited Adjusted
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	410,901	466,276	466,276	68,240
Restricted cash	88,137	270,398	270,398	39,573
Accounts receivable	319,537	202,096	202,096	29,578
Inventories – net	731,708	747,587	747,587	109,410
Advance to suppliers – net	1,145,614	1,382,648	1,154,252	168,926
Other current assets	481,749	196,735	425,131	62,218
Deferred tax assets	57,992	49,790	68,872	10,079
Derivative contracts	39,665	63,079	63,079	9,232
Amount due from related parties	19	19	19	3

Total current assets	3,275,322	3,378,628	3,397,710	497,259

Non-current assets:
Fixed assets – net	1,492,575	1,629,544	1,629,544	238,485
Intangible assets – net	212,736	211,559	211,559	30,962
Deferred tax assets	4,489	11,025	13,653	1,998
Long-term deferred expenses	37,444	37,075	37,075	5,426
Goodwill	134,735	134,735	134,735	19,719

Total non-current assets	1,881,979	2,023,938	2,026,566	296,590

Total assets	5,157,301	5,402,566	5,424,276	793,849

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	1,098,832	1,435,000	1,435,000	210,013
Long-term bank borrowings, current portion	30,000	45,000	45,000	6,586
Accounts payable	217,026	225,023	187,987	27,512
Notes payable	39,341	39,341	76,377	11,178
Accrued expenses and other liabilities	189,028	129,392	129,392	18,937
Customer deposits	9,494	2,956	2,956	433
Deferred tax liabilities	1,416	-	3,263	478
Unrecognized tax benefit	27,385	27,385	27,385	4,008
Derivative contracts	5,792	5,273	5,273	772
Amount due to related parties	39,766	10,109	10,109	1,479

Total current liabilities	1,658,080	1,919,479	1,922,742	281,396

Non-current liabilities:
Long-term bank borrowings	170,000	147,500	147,500	21,587
Deferred tax liabilities	27,155	27,008	27,008	3,953
Convertible bonds	1,178,969	787,399	519,365	76,009

Total non-current liability	1,376,124	961,907	693,873	101,549

Commitments and contingencies

Redeemable ordinary shares	32	32	32	5

Shareholders’ Equity
Solarfun Power Holdings Co., Ltd shareholders’ equity:
Ordinary shares	214	214	214	32
Additional paid-in capital	2,138,624	2,155,241	2,151,026	314,804
Statutory reserves	47,638	47,638	47,638	6,972
(Accumulated deficit)retained earnings	(67,594)	313,956	604,653	88,491
Total Solarfun Power Holdings Co., Ltd shareholders’ equity	2,118,882	2,517,049	2,803,531	410,299
Noncontrolling interests	4,183	4,099	4,098	600

Total shareholders’ equity	2,123,065	2,521,148	2,807,629	410,899

Total liabilities and shareholders’ equity	5,157,301	5,402,566	5,424,276	793,849

FIRST QUARTER 2009 RESULTS

•
Total net revenues were RMB 684.2 million (US$100.1 million) in the first quarter of 2009, a decrease of 43% from the first quarter of 2008, and a decrease of 39% from the fourth quarter of 2008. Business continued to be centered in Europe, with Germany and Portugal accounting for 75.0% and 10.8% of the total net revenues, respectively, in the first quarter of 2009. Australia, Korea and the United States each accounted for between 3-5% of the total net revenues.

•
PV module shipments reached 35.7 MW in the first quarter of 2009, representing a decrease of 11.4% from 40.3 MW in the first quarter of 2008, and a decrease of 25% from 47.6 MW in the fourth quarter of 2008. The Company’s PV module shipments in the first quarter of 2009 were impacted by production overcapacity for PV modules, excess PV module inventories in the channel, continuing restrictive funding availability for solar projects, and winter weather, particularly in Germany.

•	Average selling price declined further, as expected, to US$2.78 in the first quarter of 2009 from US$3.37 in the fourth quarter of 2008 due to the competitive market environment.

•
Gross profit was RMB 49.4 million (US$7.2 million) in the first quarter of 2009, compared to a gross profit of RMB 190.1 million in the first quarter of 2008, and a gross loss of RMB 377.8 million in the fourth quarter of 2008.

•
Gross margin was 7.2% in the first quarter of 2009, compared to 15.8% in the first quarter of 2008. Gross margin in the first quarter of 2009 improved from negative 33.7% in the fourth quarter of 2008, primarily due to the Company’s ability to reduce raw material costs by approximately 25% from the fourth quarter of 2008. In the first quarter of 2009, the Company was able to renegotiate some of its existing silicon-based raw material supply contracts and purchase some of its required raw materials on the spot market at lower costs.

•
Operating loss was RMB 15.3 million (US$2.2 million) in the first quarter of 2009 compared to an operating profit of RMB 141.7 million in the first quarter of 2008 and an operating loss of RMB 439.2 million in the fourth quarter of 2008. In the first quarter of 2009, operating expenses as a percentage of total net revenues reached 9.5%, well above the Company’s historical range of 5-7%, which primarily reflects lower PV module shipments combined with lower pricing, leading to a reduced revenue base on which to spread operating expenses.

•
Interest expense was RMB 41.4 million (US$6.1 million), an increase from RMB 26.7 million in the first quarter of 2008 and RMB 26.8 million in the fourth quarter of 2008, due to an increase in short term borrowings and the implementation of the new convertible debt accounting in the first quarter of 2009.

•
Net exchange gain was RMB 38.3 million (US$5.6 million) in the first quarter of 2009. The Company recorded a RMB 32.8 million (US$4.8 million) exchange loss in the first quarter of 2009 primarily as a result of fluctuations in exchange rates between the Euro and the U.S. dollar, but was able to more than offset this through its foreign exchange derivative contracts, which resulted in a RMB 71.1 million (US$10.4 million) exchange gain.

•
Net income attributable to shareholders was RMB 27.4 million (US$4.0 million), or RMB 0.51 (US$0.07) per basic ADS in the first quarter of 2009, compared to net income attributable to shareholders of RMB 104.6 million, or RMB 2.17 per basic ADS in the first quarter of 2008, and net loss of RMB 418.8 million, or negative RMB 7.79 per basic ADS in the fourth quarter of 2008.

FINANCIAL POSITION

As of March 31, 2009, the Company had cash and cash equivalents of RMB 466.3 million (US$68.2 million) and working capital of RMB 1,475.0 million (US$215.9 million). Total bank borrowings as of March 31, 2009 were RMB 1,627.5 million (US$238.2 million), an increase from RMB 1,298.8 million as of December 31, 2008.

Working Capital

Accounts receivable decreased to RMB 202.1 million (US$29.6 million) as of March 31, 2009 from RMB 319.5 million as of December 31, 2008. Days sales outstanding increased from 27 days in the fourth quarter of 2008 to 35 days in the first quarter of 2009.

Inventories increased to RMB 747.6 million (US$109.4 million) as of March 31, 2009, from RMB 731.7 million as of December 31, 2008.

Capital Expenditures

The Company spent RMB 217.3 million (US$31.8 million) in capital expenditures in the first quarter of 2009, primarily consisting of the final payment for the Company’s acquisition of equity interests in Jiangsu Yangguang Solar Technology Co., Ltd., the Company’s ingot manufacturing subsidiary.

Foreign Currency Conversion

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board as of March 31, 2009, which was RMB 6.8329 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2009, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct any forward-looking statements.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.